SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Herbalife Ltd.
(Name of Issuer)

Common Shares, par value $0.0005 per share
(Title of Class of Securities)

G4412G101
(CUSIP Number)

Andrew Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 7,045,949

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
7,045,949

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,045,949

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.48%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
7,045,949

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
7,045,949

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,045,949

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.48%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
7,045,949

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
7,045,949

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,045,949

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.48%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
11,469,454

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
11,469,454

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,469,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.30%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
11,469,454

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
11,469,454

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,469,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.30%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
16,712,501

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
16,712,501

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,712,501

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 10.63%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
16,712,501

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
16,712,501

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,712,501

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.63%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
28,181,955

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
28,181,955

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,181,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.93%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
28,181,955

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
28,181,955

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,181,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.93%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
28,181,955

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
28,181,955

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,181,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.93%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
28,181,955

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
28,181,955

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,181,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.93%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
28,181,955

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
28,181,955

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,181,955

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.93%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.   G4412G101

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
35,227,904

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
35,227,904

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,227,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.41%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

This statement constitutes Amendment No. 17 to the Schedule 13D relating to the Common Shares, par value $0.001 per share (the "Shares"), issued by Herbalife Ltd. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2013, as amended by Amendment Number 1 thereto, filed with the SEC on February 28, 2013, Amendment Number 2 thereto, filed with the SEC on March 1, 2013, Amendment Number 3 thereto, filed with the SEC on March 7, 2013, Amendment Number 4 thereto, filed with the SEC on May 7, 2013, Amendment Number 5 thereto, filed with the SEC on March 14, 2014, Amendment Number 6 thereto, filed with the SEC on March 24, 2014, Amendment Number 7 thereto, filed with the SEC on July 15, 2016, Amendment Number 8 thereto, filed with the SEC on August 26, 2016, Amendment Number 9 thereto, filed with the SEC on November 3, 2016, Amendment Number 10 thereto, filed with the SEC on November 8, 2016, Amendment Number 11 thereto, filed with the SEC on March 13, 2017, Amendment Number 12 thereto, filed with the SEC on August 21, 2017, Amendment Number 13 thereto, filed with the SEC on October 11, 2017, Amendment Number 14 thereto, filed with the SEC on March 20, 2018, Amendment Number 15 thereto, filed with the SEC on May 24, 2018, and Amendment Number 16 thereto, filed with the SEC on May 31, 2018, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the final paragraph thereof:

On August 1, 2018, the Issuer disclosed in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 that between June 4, 2018 and July 25, 2018 the total number of Shares outstanding decreased from 165,109,776 Shares (as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on June 4, 2018) to 157,171,861 Shares (as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the SEC on August 1, 2018). Solely as a result of that decrease in the number of Shares outstanding, the Percentage Ownership of the Reporting Persons increased from approximately 21.34% as of June 4, 2018 to approximately 22.41% as of August 1, 2018.

Item 5.  Interest in Securities of the Issuer

Items 5(a) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 35,227,904 Shares, representing approximately 22.41% of the Issuer's outstanding Shares (based upon the 157,171,861 Shares outstanding as of July 25, 2018, as stated by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed on August 1, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2018

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name:  Edward E. Mattner
Title:  Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name:  SungHwan Cho
Title:  Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 17 – Herbalife Ltd.]